EXHIBIT 99.1

TransAlta Corporation Enters into Automatic Share Purchase Plan

CALGARY, Alberta, March 26, 2025 (GLOBE NEWSWIRE) -- TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA) (NYSE: TAC) announced today that it has entered into an automatic share purchase plan (“ASPP”) with its broker in order to facilitate repurchases of TransAlta’s common shares (“Common Shares”) under the Company’s previously announced normal course issuer bid (“NCIB”).

The Company previously announced that it had received approval from the Toronto Stock Exchange (“TSX”) to purchase up to 14,000,000 of its Common Shares during the 12-month period that commenced May 31, 2024, and terminates May 30, 2025. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading systems on which the Common Shares are traded, based on the prevailing market price. Since the beginning of the current NCIB on May 31, 2024, the Company has purchased 6,102,300 at a weighted average price per Common Share of $11.89 for an aggregate value of approximately $72.5 million.

The Company believes that the prevailing price for the Common Shares may not, from time to time, reflect the underlying value of the Common Shares and that the purchase of Common Shares pursuant to the NCIB may be an attractive and appropriate use of available funds relative to other alternatives. The ASPP will facilitate purchases under the NCIB as it will allow for purchases of Common Shares to be made at times when the Company would ordinarily not be permitted to make purchases, whether due to regulatory restriction or customary self-imposed blackout periods. TransAlta is committed to enhancing shareholder returns through appropriate capital allocation such as a share buyback and its quarterly dividend, which are underpinned by the Company's strong free cash flow position.

Under the ASPP, the Company’s broker may purchase Common Shares from the effective date of the ASPP until the end of the NCIB. The ASPP will facilitate purchases of Common Shares under the NCIB by authorizing the Company’s broker to make purchases at its sole discretion based on parameters set by the Company in accordance with TSX rules, applicable law and the terms of the ASPP. Outside of periods that the Company is restricted from purchasing Common Shares pursuant to insider trading rules or its own internal trading blackout policies, Common Shares may also be purchased based on management’s discretion, in compliance with TSX rules and applicable law.

All purchases of Common Shares made under the ASPP will be included in determining the number of Common Shares purchased under the NCIB. Any Common Shares purchased by the Company pursuant to the NCIB will be cancelled. The Company is not currently in possession of any material undisclosed information in relation to the Company.  The ASPP has been pre-cleared by the TSX and will be effective on April 1, 2025.

The ASPP will terminate on the earliest of the date on which: (a) the maximum purchase limits under the ASPP are reached; (b) May 8, 2025; or (c) the Company terminates the ASPP in accordance with its terms.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of thermal generation and hydro-electric power. For over 113 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit its website at transalta.com.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com